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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                              OLD STONE CORPORATION
                     (Name of Subject Corporation (issuer))
                     MANTICORE PROPERTIES II, L.P. (OFFEROR)
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                                   ----------

COMMON STOCK, PAR VALUE $1.00 PER                       680293107
            SHARE
CUMULATIVE VOTING PREFERRED STOCK,                      680293305
SERIES B, PAR VALUE $1.00 PER SHARE        (CUSIP Number of Class of Securities)
  (Title of Class of Securities)

                                   ----------

                           WILLIAM A. ACKMAN, MANAGER
                                  Mantpro, LLC
                        110 East 42nd Street, 18th Floor
                            New York, New York 10017
                                 (212) 286-0300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                              STEPHEN FRAIDIN, ESQ.
                                Kirkland & Ellis
                     Citigroup Center, 153 East 53rd Street
                               New York, New York
                                 (212) 446-4840

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
        $ 8,594,391.00                            $ 695.29
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

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 3,813,591 shares of common stock, par value $1.00 per share and (ii) 478,080 shares of cumulative voting preferred stock, series B, par value $1.00 per share of the Old Stone Corporation.
** The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities and Exchange Act of 1934, as supplemented by Securities and Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the transaction value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:   Not applicable.    Filing party:  Not applicable
     Form or Registration No.: Not applicable     Date Filed:    Not applicable.
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  Third-party tender offer                / /  Issuer tender offer
          subject to Rule 14d-1                        subject to Rule 13e-4.
     / /  Going-private transaction               / /  Amendment to Schedule 13D
          subject to Rule 13e-3.                       under Rule 13d-2.

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     This Statement relates to a tender offer by Manticore Properties II,
L.P., a Delaware limited partnership ("Purchaser", "we" or "us"), to purchase up to 3,813,591 shares of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (representing approximately 46% of the outstanding Common Shares) not beneficially owned by us or our affiliates, and up to 478,080 shares of the outstanding shares of Preferred Stock, par value $1.00 per share (representing approximately 46% of the outstanding Preferred Shares) not beneficially owned by us or our affiliates (the "Preferred Shares" and together with the Common Stock, the "Shares"), of Old Stone Corporation, a Rhode Island corporation ("Old Stone" or the "Company"), at a purchase price of $1.00 per Common Share and $10.00 per Preferred Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2003 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and which are incorporated herein by reference. The sole general partner of Purchaser is Mantpro, LLC, a Delaware limited liability company ("Mantpro, LLC"). William A. Ackman ("Ackman") is the sole managing member of Mantpro, LLC. Mantpro, LLC and Purchaser have been formed in connection with the Offer and the transactions contemplated thereby.

ITEM 1.     SUMMARY TERM SHEET.

     Reference is made to the information set forth in the introduction to the Offer to Purchase -- Section 1 ("Summary of Terms") which is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

     (a) The information pertaining to Old Stone in the introductory paragraph of this Statement is incorporated by reference in this Item 2(a). The address of the principal executive offices of Old Stone is One Financial Center, 24th Floor, Providence, RI 02903.

     (b), (c) Reference is made to the information set forth in the Offer to Purchase -- Section 6 ("Price Range of Shares; Dividends") which is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Reference is made to the information set forth in the Offer to Purchase -- Section 9 ("Certain Information Concerning the Funds, Manticore and Purchaser") and Schedule I ("Managing Member of the General Partner of Purchaser"), which is incorporated herein by reference.

     (b) Reference is made to the information set forth in the Offer to Purchase -- Section 9 ("Certain Information Concerning the Funds, Manticore and Purchaser") and Schedule I ("Managing Member of the General Partner of Purchaser"), which is incorporated herein by reference.

     (c) (1) Ackman is the sole managing member of Mantpro, LLC. Mantpro, LLC is the sole general partner of Purchaser. Ackman's principal business address is 110 East 42nd Street, 18th Floor New York, New York 10017. Ackman's business telephone number is (212) 286-0300;

     (2) Reference is made to the information set forth under Schedule I of the Offer to Purchase ("Managing Member of the General Partner of Purchaser") in the Offer to Purchase, which is incorporated herein by reference;

     (3) Ackman has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors);

     (4) Reference is made to the information set forth in the Offer to Purchase -- Section 9 ("Certain Information Concerning the Funds, Manticore and Purchaser") in the Offer to Purchase, which is incorporated herein by reference; and

     (5) Ackman is a United States citizen.

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ITEM 4.     TERMS OF THE TRANSACTION.

     Reference is made to the information set forth in the Offer to Purchase --
Section 1 ("Terms of the Offer; Proration") which is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Reference is made to the information set forth in the Offer to Purchase --Section 9 ("Certain Information Concerning the Funds, Manticore and Purchaser") and the information set forth on Schedule 13D filed by Manticore Properties LLC, Gotham Partners, L.P., Gotham Partners II, L.P. Gotham Partners III, L.P., Gotham International Advisors, L.L.C., Gotham Holdings II, L.L.C. and Gotham Holdings III, L.L.C. on December 24, 1997, as amended by
Schedule 13D/A on December 31, 1997, February 25, 1998, March 23, 1998, April 7, 1998, June 26, 1998, October 15, 1998, December 31, 1998, December 31,
1998, February 10, 1999, March 3, 1999, April 16, 1999, April 22, 1999, July
9, 1999, August 26, 1999, December 27, 1999, May 30, 2000, August 8, 2000,
May 23, 2001 and May 25, 2001 which is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Reference is made to the information set forth in the Offer to Purchase --
Section 12 ("Purpose of the Offer") which is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Reference is made to the information set forth in the Offer to Purchase --
Section 10 ("Source and Amount of Funds") which is incorporated herein by reference.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is made to the information set forth in the Offer to Purchase --
Schedule I ("Managing Member of the General Partner of Purchaser") and Section 9 ("Certain Information Concerning the Funds, Manticore and Purchaser") which is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Reference is made to the information set forth in the Offer to Purchase --
Section 16 ("Fees and Expenses") which is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

     (a) The financial statements of Purchaser are not material to the Offer.

     (b) The pro forma financial statements of Purchaser are not material to the Offer.

ITEM 11.    ADDITIONAL INFORMATION.

     (a) (1) None.

     (a) (2) Reference is made to the information set forth in the Offer to Purchase -- Section 2 ("Acceptance for Payment and Payment for Shares"),
Section 3 ("Procedure for Tendering Shares"), Section 8 ("Certain Information Regarding Old Stone") and Section 15 ("Certain Regulatory and Legal Matters") which is incorporated by reference herein.

     (a) (3) Reference is made to the information set forth in the Offer to Purchase -- Section 15 ("Certain Regulatory and Legal Matters") which is incorporated by reference herein.

     (a) (4) None.

     (a) (5) Reference is made to the information set forth in the Offer to Purchase -- Section 15 ("Certain Regulatory and Legal Matters") which is incorporated by reference herein.

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     (b) Reference is made to the information set forth in the Offer to Purchase
-- Section 9 ("Certain Information Concerning the Funds, Manticore and Purchaser"), which is incorporated herein by reference.

ITEM 12.    EXHIBITS.

     (a)  (1)  Offer to Purchase, dated May 5, 2003

          (2)  Form of Letter of Transmittal for holders of Common Shares

          (3)  Form of Letter of Transmittal for holders of Preferred Shares

          (4)  Form of Notice of Guaranteed Delivery for holders of Common
               Shares

          (5) Form of Notice of Guaranteed Delivery for holders of Preferred Shares

          (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Commercial Banks and Other Nominees

          (7) Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks, and Other Nominees

          (8) Form of Broker Commission Form for Use By holders of Common Shares or Preferred Shares to be Sent to the Depositary

          (9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

          (10) Summary Advertisement as published on May 5, 2003 and appearing in the Investor's Business Daily.

          (11) Letter to Old Stone Corporation Stockholders, dated May 5, 2003

     (b)  None.

     (d)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.


ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not Applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2003

                                             MANTICORE PROPERTIES II, L.P.


                                             By: Mantpro, LLC
                                             Its: General Partner

                                             By: /s/ William A. Ackman
                                                 -------------------------------
                                             Name: William A. Ackman
                                             Its: Managing Member

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